Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratios)

	Three months
	ended	For year ended December 31,
	March 31, 2007	2006	2005	2004	2003	2002

Income before income taxes	$87	$391	$224	$216	$284	$324
Add:
Interest, net of capitalized interest	18	73	82	85	83	85
Portion of rentals representative of interest factor(1)	2	9	8	9	9	10

Earnings as defined	$107	$473	$314	$310	$376	$419

Interest, net of capitalized interest	$18	$73	$82	$85	$83	$85
Interest capitalized	—	2	3	2	3	4
Portion of rentals representative of interest factor(1)	2	9	8	9	9	10

Fixed charges as defined	$20	$84	$93	$96	$95	$99

Ratio of earnings to fixed charges	5.35	5.63	3.38	3.23	3.96	4.23

(1)	The interest portion of net rental expense is estimated to be equal to one-third of the net rental expense.